Law Offices

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
(215) 564-8000

January 25, 2011

Via EDGAR

Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:          Invesco Prime Income Trust
File Nos. 333-67701 and 811-05898

Dear Mr. Di Stefano:

On behalf of the above-named registrant (the “Registrant” or the “Trust”), below you will find the Registrant’s responses to the comments conveyed by you via telephone on January 24, 2011, with regard to the Registrants’ Post-Effective Amendment No. 18 to its Registration Statement on Form N-2 (the “Amendment”) filed with the U.S. Securities and Exchange Commission (“SEC”) on December 22, 2010, pursuant to Rule 486(a) under the Securities Act of 1933 (“1933 Act”).

For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.  As discussed, any disclosure changes required by these responses will be incorporated into the definitive prospectus and statement of additional information filed pursuant to Rule 497 under the 1933 Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment:  Under what circumstances would the repurchase pricing date not be the same as the repurchase request deadline?

Response:  The Trust has the following fundamental policy: “The repurchase pricing date for a Repurchase Offer normally will be the same date as the repurchase request deadline and pricing will be determined after the close of business on that date.”  In practice, the repurchase pricing date has consistently been the same as the repurchase request deadline, and the Trust anticipates that these will continue to be the same date in the future.  However, Rule 23c-3(a)(5) under the Investment Company Act of 1940 permits the Trust to set a repurchase pricing date up to fourteen days after the repurchase request deadline.  In order to provide greater clarity, the existing disclosure (other than the fundamental policy itself) will be revised to read substantially as follows: “Under normal market conditions, the Trust expects that the repurchase pricing date will be the repurchase request deadline.”

Vincent Di Stefano
Division of Investment Management
January 25, 2011

2.           Comment:  Will the Trust issue any preferred shares in the next 12 months?

      Response:  No, it is not anticipated that the Trust will issue any preferred shares in the next 12 months.

3.           Comment:  The “Prospectus Summary – Risk Factors” includes the following disclosure: “Senior Loans to non-U.S. borrowers and non-U.S. dollar-denominated Senior Loans involve a variety of risks not present in the case of U.S. dollar- denominated Senior Loans to U.S. borrowers, including currency risk.”  Summarize the “variety of risks” that are specific to non-U.S. borrowers and non-U.S. dollar-denominated Senior Loans.

      Response:  The following disclosure will be added to the “Prospectus Summary – Risk Factors” immediately following the sentence referenced in Comment 3 above:

Senior Loans to non-U.S. borrowers and non-U.S. dollar-denominated Senior Loans have risks related to economic and political developments abroad, including expropriations, confiscatory taxation, exchange control regulation, limitations on the use or transfer of Trust assets and any effects of foreign social, economic or political instability, which will affect those markets and their issuers, while not necessarily having an effect on the U.S. economy or on similar issuers located in the United States.  See “Risk Factors – Loans to Foreign Borrowers and Non-U.S. Dollar-Denominated Securities.”

4.           Comment:  The “Prospectus Summary – Risk Factors” includes the following disclosure: “A substantial portion of the Senior Loans in which the Trust invests may be rated by a national statistical rating organization below investment grade.  Debt securities rated below investment grade are viewed by rating agencies as having speculative characteristics and are commonly known as ‘junk bonds.’”
(a)  Add corresponding disclosure relating to investments in junk bonds in the “Prospectus Summary – Investment Objective and Policies” section.
(b)  Quantify the “substantial portion” that may be invested in junk bonds.

      Response:
(a)  The following disclosure, which appears in the “Investment Objective and Policies” section of the prospectus, will be added to the “Prospectus Summary – Investment Objective and Policies” section:

Nationally recognized rating agencies have begun assigning ratings to an increasing number of Senior Loans.  The Trust may invest all or substantially all of its assets in below investment grade Senior Loans, which are considered speculative by rating agencies (and are often referred to as high-yielding, high-risk investments or as “junk” investments).

(b)  The Trust does not expect that all Senior Loans will be assigned ratings by a nationally recognized rating agency, but if they were, the Trust may invest up to 100% of its

Vincent Di Stefano
Division of Investment Management
January 25, 2011

assets in below investment grade Senior Loans.  As such, the paragraph referenced in Comment 4 will be revised to read as follows:

The Trust may invest all or substantially all of its assets in below investment grade Senior Loans, which are considered speculative by rating agencies (i.e., “junk” investments).  These types of Senior Loans are subject to greater risks than are other kinds of Senior Loans in which the Trust may invest.  See “Risk Factors – Credit Risk.”

5.           Comment:  Does the Trust have a duration or maturity strategy?  If so, add related disclosure in the “Prospectus Summary – Investment Objective and Policies” section.

      Response:  The Trust does not have a duration strategy, and the Trust’s policy relating to maturity is discussed in the “Investment Objective and Policies” section of the prospectus.  The following disclosure, which is a summary of the disclosure in the “Investment Objective and Policies” section of the prospectus, will be added to the “Prospectus Summary – Investment Objective and Policies” section:

The Trust is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio.  It is currently anticipated that at least 80% of the Trust’s total assets invested in Senior Loans will consist of Senior Loans with stated maturities of between three and ten years, inclusive, and with rates of interest that are redetermined either daily, monthly or quarterly.

6.           Comment:  Is the use of structured products a principal strategy of the Trust?  If so, add derivatives risk disclosure.

      Response:  As is noted in the “Prospectus Summary – Structured Products” and “Prospectus Summary – Hedging and Risk Management Transactions” sections, and in the “Investment Objective and Policies” section of the prospectus, the Trust “may invest up to 10% of its total assets in structured notes, credit default swaps or other types of structured investments (referred to collectively as ‘structured products’)” and also may “enter into various interest rate hedging and risk management transactions, including interest rate swaps, caps and floors, credit default swaps, financial futures and options.”  The prospectus includes corresponding risk disclosure relating to the use of such derivatives in the “Risk Factors – Structured Products” section and the “Investment Practices – Hedging and Risk Management Transactions” section.  To provide additional clarity about the Trust’s use of derivatives and the associated risk, the following changes will be made:  (1) the disclosure in the “Investment Practices– Hedging and Risk Management Transactions” section will be revised to clarify that these transactions may involve the use of derivatives; (2) the disclosure in the “Risk Factors – Structured Products” section will be revised to clarify that these products are derivatives; (3) the use of structured products and hedging and risk management techniques will be included under “Prospectus Summary – Investment Objectives and Policies”; and (4) the risks associated with the aforementioned derivatives will be summarized in the “Prospectus Summary – Risk Factors” section and a reference to the full risk sections will be included.  The following is the disclosure that will be added to the “Prospectus Summary – Risk Factors” section:

Vincent Di Stefano
Division of Investment Management
January 25, 2011

The Trust’s use of structured products and hedging and risk management transactions may include the use of derivatives.  Derivatives may be more difficult to purchase, sell or value than other investments and may be subject to market, interest rate, credit, leverage, counterparty and management risks. A derivative investment could lose more than the cash amount invested or incur higher taxes.  Derivatives are also subject to counterparty risk, which is the risk that the other party to the contract will not fulfill its contractual obligation to complete the transaction with the Trust.  See “Risk Factors – Structured Products” and “Investment Practices – Hedging and Risk Management Transactions.”

7.           Comment:  Does the Trust have a fundamental investment restriction regarding investments in real estate?  If so, revise the statement of additional information accordingly.

      Response:  Yes, the Trust has a fundamental investment restriction relating to investments in real estate.  The fundamental restriction relating to investments in real estate appears to have been inadvertently omitted from the statement of additional information by the prior investment manager.  The following fundamental restriction relating to investments in real estate will be added back to the statement of additional information:

[The Trust will not] purchase or sell real estate or interests therein, except pursuant to the exercise by the Trust of its rights under Loan Agreements, and except to the extent the interest in Senior Loans the Trust may invest in are considered to be interests in real estate.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at (215) 564-8011 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Michael D. Mabry
Michael D. Mabry